COMPASS GROUP DIVERSIFIED HOLDINGS LLC
Sixty One Wilton Road
Second Floor
Westport, Connecticut 06880
(203) 221-1703

July 13, 2015
VIA EDGAR AND FEDERAL EXPRESS

Melissa Raminpour
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Compass Diversified Holdings
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34927
Dear Ms. Raminpour,

On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 29, 2015 relating to the above-captioned Form 10-K for the Year Ended December 31, 2014 filed with the Commission on March 2, 2015 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to Holdings and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of Holdings and the Company only.

Form 10-K for the year ending December 31, 2014

NOTE B. Summary of Significant Accounting Policies

Deconsolidation of FOX, page F-10

1.
We note that in connection wih the deconsolidation of FOX in July 2014 you recognized a total gain of $264.3 million, consisting of a gain of approximately $76.2 million related to the shares that were sold in connection with the FOX Secondary Offering, and a gain of approximately $188.0 million related to the Company’s retained interest in FOX. Please provide us details of how you calculated this gain. Specifically, in light of the fact that you received $65.5 million of net proceeds from the sale of shares in the Secondary Offering, please tell us how you recognized a gain of $76.2 million related to these shares.

Response: In response to the Staff's comment, the Company respectfully informs the Staff that we accounted for the deconsolidation of our FOX subsidiary in accordance with Accounting Standard Codification (“ASC”) 810-10-40-3A

- Consolidation - Derecognition of a Subsidiary, whereby when control is lost, the parent-subsidiary relationship ceases to exist and the parent derecognizes the carrying value of the assets and liabilities of the qualifying subsidiary. The Financial Accounting Standards Board concluded with ASC 810-10-40-3A that the loss of control and the related deconsolidation of a subsidiary is a significant economic event that changes the nature of the investment held in the subsidiary. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary. Any remaining ownership interest is measured at its fair value and accounted for in accordance with ASC 320 - Investments - Debt and Equity Securities or ASC 323 - Investments - Equity Method and Joint Ventures.

Pursuant to ASC 810-10-40-4, a parent should deconsolidate a subsidiary or derecognize a group of assets at the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets. An investor shall initially measure, at fair value, a retained investment in the common stock of an investee in a deconsolidation transaction in accordance with paragraphs 810-10-40-3A through 40-5. After the subsidiary or group of assets specified in ASC 810-10-40-3A is deconsolidated or derecognized, any retained ownership interest initially is recognized at fair value. If the retained ownership interest is accounted for as an equity method investment, the former parent is required to identify and determine the acquisition date fair value of the underlying assets and liabilities of the investee under ASC 323.
The Company calculated the gain on the retained interest in FOX as follows:

(amounts in thousands except share price)

Cash proceeds from sale of FOX stock
CODI Shares sold	4,466.5
Offering Price (a)	$14.67
Net cash proceeds	$65,524	(1)

Fair Value of retained interest

CODI shares pre-offering	19,575.3
CODI shares sold	4,466.6
Retained shares	15,109
Closing Share Price - FOXF	$15.50
Fair value of retained interest	$234,185	(1)

Carrying amount of non-redeemable NCI	76,917	(1)

Total realizable value - FOX	$376,626	sum of (1)

Carrying amount of FOX's net assets (b)	112,424
Gain on deconsolidation of FOX subsidiary	264,202

Fair Value of retained interest	$234,185	(2)
Book Value of retained interest (c)	46,228	(3)
Gain on retained interest	$187,957	(2) - (3)

Gain on sold interest in FOX (d)	$76,245

(a) Offering price used in the calculation of net cash proceeds is the secondary offering share price of $15.50 net of the underwriters' discount of 5.5%. The net proceeds that the Company received from the sale of the shares of $65.5 million is disclosed in the consolidated statement of cash flows for the year ending December 31, 2014.
(b) Carrying amount of FOX's net assets was calculated based on net book value of the consolidated balance sheet of FOX on the date of deconsolidation.
(c) Book value of retained interest is calculated as the Company's percentage ownership subsequent to the sale of shares in the secondary offering (41.1%) multiplied by the carrying amount of FOX's net assets as of the date of the deconsolidation.
(d) The gain on the sold interest in FOX that is disclosed in the Company's 10-K for the year ending December 31, 2014 is calculated as the total gain recognized on the deconsolidation of the FOX subsidiary of $264.2 million less the calculated gain on the retained interest of FOX of $188.0 million.

The Company will clarify in future filings the language related to the gain that was recognized as a result of the deconsolidation by including the following language in the related footnote disclosure:
“As a result of the deconsolidation of FOX subsequent to the FOX Secondary Offering, the Company recognized a total gain of approximately $264.3 million. The $264.3 million gain on the deconsolidation of FOX was comprised of a gain related to the retained interest in FOX of $188.0 million that was calculated based on the fair value of the Company’s retained interest of approximately 41% in FOX less the retained interest in the net assets of FOX as of the date of deconsolidation, and $76.2 million related to the sold interest in FOX.”

Note L. Income Taxes, page F-36

2.
Please revise to disclose the components of income before income taxes as either domestic or foreign. See guidance in Rule 4-08(h) of Regulation S-X. Also, we note that in your reconciliation between the federal statutory rate and the effective income tax rate disclosed in Note L, foreign and state income taxes are combined in one line item. Please note that if either of these items (foreign income taxes or state income taxes) affects the statutory tax rate by more than 5% (either positively or negatively) they should be separately presented on the reconciliation.

Response: In response to the Staff's comment, the table below represents the breakout by jurisdiction of the Company's income before the provision for income taxes for each of the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
United States	$293,349	$97,131	$26,249
Foreign	6,070	2,414	573
Income before provision for income taxes	$299,419	$99,545	$26,822

The Company notes that foreign income as a percentage of net income before income taxes in the years ending 2014, 2013 and 2012, was 2.0%, 2.4%, and 2.1% respectively. Rule 4-08(h) of Regulation S-X requires disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign, except that amounts applicable to foreign income (loss) that are less than 5% of the total income (loss) before taxes need not be disclosed. In 2014, 2013 and 2012, the amount of foreign income as a percentage of net income before income taxes does not meet the threshold for disclosure. The Company will continue to evaluate the percentage of foreign at each annual reporting period and include the disclosure as necessary in future filings.
The following represents the breakout of the state and foreign tax rates from the rate reconciliation table in the Company’s Income Tax Footnote disclosure in the years 2014, 2013 and 2012:

Effective Tax Rate - State and Foreign

	Year ended December 31,
	2014	2013	2012
State	(0.8)%	2.8%	9.8%
Foreign	(0.3)%	(0.9)%	1.9%
Total per 10-K	(1.1)%	1.9%	11.7%

In 2014 and 2013, neither the state nor the foreign reconciling rates affected our statutory rate by more than 5% (either positively or negatively) and in 2012 the state and foreign reconciling rates were affected by more than 5%. We confirm that we will comply with the Staff’s comment by including in future annual filings a breakout of the state and foreign tax rates in the event that either rate exceeds 5%.

In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find our response to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact Ryan J. Faulkingham at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ Ryan J. Faulkingham____________
Ryan J. Faulkingham
Chief Financial Officer

cc:	Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
Mr. Toby D. Merchant, Squire Patton Boggs (US) LLP

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